FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q2 RESULTS
Net Income before unusual items of $0.08
HappyWater® Sales rise 20%

Vancouver, Canada, October 9, 2015, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its second quarter of fiscal 2015, which ended August 31, 2015. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Sales of the Company’s Neurogenesis HappyWater® brand rose 20% over the same quarter last year. Listings for the brand grew significantly post-Q2.

During Q2 we incurred almost $250,000 in unusual costs related to the mandate of our investment banker and our annual general meeting. Without these unusual expenses, our net income per share for the quarter would have been $0.08 ($0.07 fully diluted).

Reported Q2 2015 net loss was ($13,000) or $0.00 per share ($0.00 fully diluted) versus net income of $414,000 or $0.14 per share in the same quarter of fiscal 2014. YTD net loss was ($424,000) or ($0.15) per share (($0.15) fully diluted) versus net income of $593,000 or $0.20 per share in the first half of last year. Unusual corporate affair expenses for the first half of the year were responsible for the entire aggregate loss for Q1 and Q2.

Q2 2015 net income before stock based compensation (SBC) was $71,000 or $0.03 per share ($0.02 fully diluted) versus 420,000 or $0.14 per share in the same quarter last year. YTD net loss before SBC was ($340,000) or ($0.12) per share (($0.12) fully diluted), compared to net income of $607,000 or $0.20 per share a year ago.

Q2 2015 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $242,000 or $0.09 per share ($0.08 fully diluted), versus $739,000 or $0.25 per share during the same period last year. YTD EBITDAS decreased to ($67,000) or ($0.02) per share (($0.02) fully diluted) from $1,171,000 or $0.39 per share in the first half of last year.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(13,000)	$414,000	$(424,000)	$593,000
Add Back SBC	84,000	6,000	84,000	14,000
Net income (loss) before SBC	$71,000	$420,000	$(340,000)	$607,000

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Net Income (Loss)	$-	$0.14	$(0.15)	$0.20
Add Back SBC	0.03	-	0.03	-
Net income (loss) before SBC - Basic	$0.03	$0.14	$(0.12)	$0.20

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(13,000)	$414,000	$(424,000)	$593,000
Add Back:
Interest, net	(1,000)	(5,000)	(4,000)	(7,000)
Depreciation and amortization	172,000	178,000	342,000	355,000
Non-cash stock based compensation	84,000	6,000	84,000	14,000
Non-cash income tax expense	-	146,000	(65,000)	216,000
Total Add Backs	255,000	325,000	357,000	578,000
EBITDAS	$242,000	$739,000	$(67,000)	$1,171,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Net Income (Loss)	$-	$0.14	$(0.15)	$0.20
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.12	0.12
Non-cash stock based compensation	0.03	-	0.03	-
Non-cash income tax expense	-	0.05	(0.02)	0.07
Total Add Backs	0.09	0.11	0.13	0.19
EBITDAS	$0.09	$0.25	$(0.02)	$0.39

Gross profit margin for the quarter was 38.2%, down from 45.3% in the same quarter last year, due to across the board reduction in per case co-pack fees.

Gross revenue for Q2 2015 was $3,888,000, versus $4,191,000 in the comparative period of last year. A decrease in revenue for co-packaging services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $112,000 in Q2 2015, a decrease of $26,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and co-packing services. SG&A expenses were $1,277,000 in Q2 of fiscal 2015, versus $1,111,000 in Q2 of the previous year. SG&A in this quarter includes unusual expenses of $250,000 related to the mandate of our investment banker and our annual general meeting.

As at August 31, 2015 the Company had cash on hand of approximately $1,214,000 and the Company had outstanding 2,871,614 common shares.

The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately USD$346,000 remaining authorized under it. The repurchase program is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2015 Leading Brands, Inc.

This news release is available at www.LBIX.com
# # #
(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014

Gross Revenue	$3,888,224	$4,190,598	$7,071,009	$8,094,509
Less: Discount, rebates and slotting fees	(111,749)	(137,980)	(198,804)	(266,791)
Net Revenue	3,776,475	4,052,618	6,872,205	7,827,718

Cost of sales	2,333,201	2,218,591	4,465,911	4,332,247
Operations, selling, general & administration expenses	1,277,449	1,110,870	2,509,234	2,340,578
Depreciation of property, plant and equipment	172,030	178,292	342,499	354,884
Interest, net	(1,134)	(4,624)	(3,599)	(7,191)
Change in fair value of derivative liability (Note 6)	7,715	(19,195)	46,656	(10,203)
Loss on disposal of assets	-	9,027	-	9,109
	3,789,261	3,492,961	7,360,701	7,019,424
Net income (loss) before taxes	(12,786)	559,657	(488,496)	808,294

Income tax expense	-	145,680	(64,939)	215,630

Net and comprehensive income (loss)	$(12,786)	$413,977	$(423,557)	$592,664

Earnings per share
Basic income (loss) per share	$0.00	$0.14	$(0.15)	$0.20
Weighted average number of shares outstanding – basic	2,877,735	2,923,854	2,892,311	2,918,407

Fully diluted income (loss) per share	$0.00	$0.13	$(0.15)	$0.18
Weighted average number of shares outstanding – diluted	3,116,460	3,225,346	3,121,035	3,211,150